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         Coastcast Corporation and Jonathan Vannini Announce Settlement

     RANCHO DOMINGUEZ, Calif.--Nov. 9, 1998--Coastcast Corporation (NYSE:PAR) and Jonathan Vannini today announced as part of an overall settlement between them that Vannini has withdrawn his demand for a special meeting of shareholders of Coastcast and that the litigation between them has been settled.

     The vacancy on the board of directors created by the resignation of Richard W. Mora as an officer and director of Coastcast has been filled by the election of Vannini to serve as a director of Coastcast. Vannini will also be included on the slate of director-nominees of the board of directors of Coastcast for election at the 1999 and 2000 annual meetings of shareholders for as long as he continues to own not less than 8% of the outstanding common stock of Coastcast. In addition to Vannini, the slate of director-nominees of the board of directors for election at the 1999 and 2000 annual meetings of shareholders will include one person selected by the board of directors subject to the approval of Vannini.

     Vannini has withdrawn his demand for a special meeting of shareholders of Coastcast. He has agreed that until August 31, 2000 he will refrain from soliciting proxies or initiating or participating in efforts to affect control or influence the affairs of Coastcast. He has also agreed to vote his Coastcast shares at all meetings of shareholders of Coastcast during that period in the same proportions as the votes cast by other shareholders.

     Coastcast and Vannini have agreed to dismiss the litigation between them, including Vannini's counterclaim against Coastcast and Hans Buehler, Chairman and Chief Executive Officer. The parties have also exchanged releases of all claims relating to the litigation and Vannini's ownership of Coastcast shares. Coastcast has agreed to reimburse Vannini the sum of $400,000 for a portion of the expenses incurred by him in connection with the proposed special meeting of shareholders and the related litigation.

     Buehler stated: "We are pleased to have resolved the differences with Mr. Vannini so that the management of Coastcast may devote undivided attention to running the company's business. We credit Mr. Vannini with focusing attention on some important compensation issues which has resulted in substantial cost reductions to the company. I expect him to make additional contributions to Coastcast's future as a member of our board."

     Buehler further stated: "Within the last several months, the board of directors has rescinded amendments to the company's two stock option plans which were approved at the 1998 annual meeting of shareholders, amended those plans to preclude repricing of options without shareholder approval, and curtailed the company's supplemental executive retirement plan which will result in substantial savings to Coastcast. I personally have voluntarily relinquished all of my rights under that plan and reduced my annual salary rate by 20%. Compensation of other salaried employees has also been reduced."

     Vannini added: "I am pleased by the actions taken by Mr. Buehler and the Coastcast board in response to my recommendations. They have justified the confidence I have shown in the Company by my substantial investment in Coastcast stock. I look forward to working with the directors of Coastcast in an effort to enhance shareholder value."

     Coastcast, a leading manufacturer of golf clubheads, produces metal woods, irons and putters in a variety of metals, including stainless steel and titanium. Customers include Callaway, Cleveland, Cobra, Daiwa, Odyssey, Taylor Made, Titleist and Wilson. The Company also manufactures a variety of investment-cast orthopedic implants and surgical tools that are made to customer specifications.

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     CONTACT:  Coastcast Corp.,  Rancho Dominguez
               Hans H. Buehler, 310/638-0595